UNITED STATES                   SEC FILE NUMBER
                  SECURITIES AND EXCHANGE COMMISSION                 000-18291
                              WASHINGTON, DC, 20549
                                                                   CUSIP NUMBER
                                                                      97607634
                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING



Check one:  X   Form 10-K   Form 20-F  Form 11-K   Form 10-Q      Form N-SAR

For Period Ended: December 31, 1997

 [ ]Transition Report on Form 10-K [ ]Transition Report on Form 20-F [ ]Transition Report on Form 11-K [ ]Transition Report on Form 10-Q [ ]Transition Report on Form N-SAR

For the Transition period Ended:
Read Instruction (on back page) Before preparing Form, please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION
                                U.S. PAWN, INC.
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Full Name of registrant

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Former Name if applicable

                               7215 LOWELL BLVD.
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Address of Principle Executive Office (Street and Number)

                             WESTMINSTER CO. 80030
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     X (a) The reasons described in reasonable detail in PART III of this form could not be eliminated without unreasonable effort or expense;

     X (b) If the subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calender day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calender day following the prescribed due date; and

     X (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time Period. (Attach Extra Sheets if Needed)

     On March 26, 1998, AJ. Robbins, P.C., Certified Public Accountants and Consultants, 3033 East 1st Avenue, Denver, Colorado, Certifying Accountant for U.S. Pawn, Inc. (the "Company"), resigned as Certifying Accountant for the Company due to certain independence issues.


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     During the Company's two most recent  fiscal years and  subsequent  interim period up to the date of the change in certifying accountant, there were no disagreements with the former certifying accountant on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if any, not resolved to the satisfaction of AJ. Robbins, PC, would have caused AJ.Robbins, PC to make a reference to the subject matter of the disagreement(s) in connection with his report.

     Effective March 30, 1998, the Company has engaged the accounting firm of Ehrhardt Keefe Steiner & Hottman, Certified Public Accountants and Consultants, 7979 East Tufts Avenue, Denver, Colorado, as Certifying Accountant for the year ending December 31, 1997.

     The change in Certifying Accountant is more fully explained in the Registrant's Form 8-K filed on or about March 31, 1998 pursuant to Item 304 of Regulation S-K.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Charles C. Van Gundy               (303)             657-3550
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                    (Name)                    (Area Code)      (Phone Number)

(2) Have all other periodic reports required Under Section 13 or 15(d) of to Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s),
          X Yes /     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
          X   Yes /       No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and , if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that the Company will report nominal net income, if any, for the year ended December 31, 1997 as compared to $725,000 of net income for the year ended December 31, 1996. The anticipated decrease in net income is primarily attributable to an increase of approximately $900,000 in administrative expenses, an increase of approximately $130,000 in interest expense and an increase of approximately $230,000 in depreciation expense.

     The Company's results of operations will be more fully explained in the Registrant's Annual Report on Form 10- KSB for the year ended December 31, 1997 to be filed with the Commission on or before April 15, 1998.



                                                  U.S. PAWN, INC
                                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on it's behalf by the undersigned hereunto duly authorized.

Date     March 31, 1998                    By:  /s/  Charles C. Van Gundy
                                                --------------------------------
                                                     Charles C. Van Gundy
                                                     Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17CFR 240.12b-25) of the General Rules and Regulations Under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

Exhibit - Accountants' Statement:

March 31, 1998

U.S. Securities and Exchange Commission
Washington, D.C.  20549

Dear Sir/Madam:

We have read the Form 12b-25 for U.S. Pawn, Inc. for a 15 day extension on its Form 10-KSB due March 31, 1998. Erhardt Keefe Steiner & Hottman PC was engaged on March 30, 1998 to audit the financial statements of U.S. Pawn, Inc. as of and for the year ended December 31, 1997 after U.S. Pawn, Inc. was notified by the predecessor auditor of certain independence issues. As we were just engaged to audit the aforementioned financial statements, we are unable to furnish the required independent auditors' opinion on or before March 31, 1998.

                                          Erhardt Keefe Steiner & Hottman PC